Filed by ESGEN Acquisition Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ESGEN Acquisition Corporation (File No. 001-40927)

Sunergy Reports Third Quarter and First Nine Months 2023 Financial Results

Net Revenue for the First Nine Months 2023 Increased 31% to $86.7 Million

Amended Terms of Business Combination Agreement with ESGEN Acquisition Corp. Position the Combined Company for Growth Once Publicly Listed on Nasdaq

DALLAS, TX & NEW PORT RICHEY, FL – February 8, 2024 – Sunergy Renewables, LLC (“Sunergy” or the “Company”), a leading Florida-based provider of residential solar and energy efficiency solutions, today reported financial results for the third quarter and nine months ended September 30, 2023.

Recent Financial and Operational Highlights

•	Net revenue for the first nine months of 2023 increased 31% to $86.7 million

•	Gross profit for the first nine months of 2023 increased 30% to $17.1 million

•	Adjusted EBITDA for the first nine months of 2023 increased 12% to $9.9 million

•	Solar system installations for the first nine months of 2023 increased by approximately 35% compared to the same year-ago period

•

Amended the terms of its business combination agreement with ESGEN Acquisition Corp. (the “Business Combination”) that will result in the combined company becoming publicly listed on the Nasdaq Stock Exchange

Management Commentary

“Our team delivered a strong and resilient third quarter,” said Sunergy CEO Tim Bridgewater. “Even as our industry faced significant headwinds, we maintained consistent revenue of $37.9 million in the quarter. We saw solar system installations increase across geographies and opened a new market, Missouri, during the quarter as well. New geography expansion remains a pillar of our growth strategy, and we’re confident that our success across these markets is a sign of continued market share expansion in the coming quarters.

“As we look to 2024, we remain focused on completing our business combination with ESGEN Acquisition Corp. and on our successful listing on Nasdaq,” Bridgewater continued. “Also, we are expanding into three additional states in 2024, including Ohio, Illinois, and Virginia. We’ve maintained a strong track record of financial performance and profitability in recent years, and are confident that we’ll be able to continue driving growth with our differentiated approach to selling residential solar systems. As we announced last week, we believe that our updated transaction terms empower us to continue investing in our long-term strategy. We look forward to increasing sales and profitability for Sunergy.”

Third Quarter 2023 Financial Results

Results compare the 2023 fiscal third quarter ended September 30, 2023 to the 2022 fiscal third quarter ended September 30, 2022 unless otherwise indicated.

•

Net revenue totaled $37.9 million, a 3% decrease from $38.9 million in the comparable 2022 period. This decrease was primarily due to the impact of higher interest rates slowing sales volume over the previous two quarters.

•

Gross profit decreased to $8.4 million (22.2% of net revenue) from $10.0 million (25.9% of net revenue) for the comparable 2022 period. The decrease in gross profit was primarily due to increased equipment and materials costs during the quarter.

•

Net income decreased to $4.0 million (10.5% of net revenue) from a net income of approximately $7.6 million (19.6% of net revenue) in the comparable 2022 period. This decrease was primarily due to higher equipment and materials costs as well as legal, accounting, and consulting expenses related to the Business Combination.

•

Adjusted EBITDA, a non-GAAP measurement of operating performance reconciled below, decreased to $5.4 million (14.2% of net revenue) from approximately $8.1 million (20.8% of net revenue) in the comparable 2022 period.

First Nine Months 2023 Financial Results

Results compare the nine months ended September 30, 2023 to the nine months ended September 30, 2022 unless otherwise indicated.

•

Net revenue totaled $86.7 million, a 31% increase from $66.1 million in the comparable 2022 period. This increase was primarily due to recruiting a greater number of sales reps and sales dealerships to the Sunergy sales organization.

•	Gross profit increased to $17.1 million (19.7% of net revenue) from $13.1 million (19.9% of net revenue) for the comparable 2022 period.

•

Net income decreased to $6.4 million (7.3% of net revenue) from a net income of approximately $7.6 million (11.5% of net revenue) in the comparable 2022 period. This decrease was primarily due to one-time costs associated with the Business Combination.

•

Adjusted EBITDA, a non-GAAP measurement of operating performance reconciled below, increased to $9.9 million (11.4% of net revenue) from approximately $8.8 million (13.3% of net revenue) in the comparable 2022 period.

•	As of September 30, 2023, cash totaled $4.3 million, compared to $3.4 million at June 30, 2023 and $2.3 million at December 31, 2022.

The closing of the proposed Business Combination is expected to take place in the first half of 2024, subject to stockholder approval. For more information, please visit the ESGEN investor relations website at esgen-spac.com.

About Sunergy

Sunergy is a Florida-based regional provider of residential solar, distributed energy, and energy efficiency solutions focused on high growth markets with limited competitive saturation. With its differentiated sales approach and vertically integrated offerings, Sunergy serves customers who desire to reduce high energy bills and contribute to a more sustainable future.

About ESGEN Acquisition Corp.

ESGEN (Nasdaq: ESACU, ESAC, ESACW) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or similar business combination with one or more businesses or entities. ESGEN is led by Chief Executive Officer, Andrejka Bernatova and Chief Financial Officer, Nader Daylami, and is affiliated with Energy Spectrum Capital, a Dallas-based private investment firm with long-standing experience building companies across the energy infrastructure landscape over multiple decades.

Non-GAAP Financial Measures

Adjusted EBITDA

Sunergy defines Adjusted EBITDA, a non-GAAP financial measure, as net income (loss) before interest and other expenses, net, income tax expense, depreciation and amortization, as adjusted to exclude stock-based compensation and merger and acquisition expenses (“M&A expenses”). Sunergy utilizes Adjusted EBITDA as an internal performance measure in the management of the Company’s operations because the Company believes the exclusion of these non-cash and non-recurring charges allows for a more relevant comparison of Sunergy’s results of operations to other companies in the industry. Adjusted EBITDA should not be viewed as a substitute for net loss calculated in accordance with GAAP, and other companies may define Adjusted EBITDA differently.

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net income (loss)	$3,969,690.29	$7,627,304.64	$6,369,877.34	$7,584,357.74
Adjustment:
Other income, net	(8,856)	14,224	32,856	(38,277)
Depreciation and amortization	524,461	450,099	1,446,626	1,262,207
Income tax expense	—	—	—	—
M&A Expenses	891,662		2,053,426

Adjusted EBITDA	$5,376,956.43	$8,091,626.98	$9,902,784.46	$8,808,287.90

Adjusted EBITDA Margin

Sunergy defines Adjusted EBITDA margin, a non-GAAP financial measure, expressed as a percentage, as the ratio of Adjusted EBITDA to revenue, net. Adjusted EBITDA margin measures net income (loss) before interest and other expenses, net, income tax expense, depreciation and amortization, as adjusted to M&A expenses and is expressed as a percentage of revenue. In the table above, Adjusted EBITDA is reconciled to the most comparable GAAP measure, net income (loss). Sunergy utilizes Adjusted EBITDA margin as an internal performance measure in the management of the Company’s operations because the Company believes the exclusion of these non-cash and non-recurring charges allows for a more relevant comparison of the Company’s results of operations to other companies in Sunergy’s industry.

The following table sets forth Sunergy’s calculations of Adjusted EBITDA margin for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Numerator: Adjusted EBITDA	$5,376,956.43	$8,091,626.98	$9,902,784.46	$8,808,287.90
Denominator: Revenue, net	$37,894,165.59	$38,873,310.27	$86,705,019.71	$66,069,255.67
Ratio of Adjusted EBITDA to revenue, net	14.19%	20.82%	11.42%	13.33%

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to ESGEN and Sunergy. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about ESGEN’s and Sunergy’s ability to effectuate the proposed business combination discussed in this news release; the benefits of the proposed business combination; the future financial performance of the combined company following the transactions; changes in ESGEN’s or Sunergy’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, the ability to raise additional funds prior to the closing of the business combination and plans and objectives of management. These forward-looking statements are based on information available as of the date of this news release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing ESGEN’s or Sunergy’s views as of any subsequent date, and none of ESGEN or Sunergy undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, ESGEN’s and Sunergy’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal proceedings that may be instituted against ESGEN, Sunergy or others following announcement of the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain the approval of ESGEN stockholders; (v) the combined company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the combined company’s ability to obtain the listing of its common stock and warrants on the Nasdaq following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Sunergy as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of any redemptions by public stockholders of ESGEN being greater than expected; (xi) the management and board composition of the combined company following the proposed business combination; (xii) limited liquidity and trading of the combined company’s securities; (xiii) the use of proceeds not held in ESGEN’s trust account or available from interest income on the trust account balance; (xiv) geopolitical risk and changes in applicable laws or regulations; (xv) the possibility that ESGEN, Sunergy or the combined company may be adversely affected by other economic, business, and/or competitive factors; (xvi) operational risk; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Sunergy’s resources; (xviii) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xix) other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) filed by ESGEN with the SEC and those included under the heading “Risk Factors” in ESGEN’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ESGEN, Sunergy, their respective directors, officers or employees or any other person that ESGEN and Sunergy will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this news release represent the views of ESGEN and Sunergy as of the date of this news release. Subsequent events and developments may cause that view to change. However, while ESGEN and Sunergy may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ESGEN or Sunergy as of any date subsequent to the date of this news release.

No Offer or Solicitation

This news release relates to a proposed business combination between ESGEN and Sunergy. This document does not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed business combination between ESGEN and Sunergy, ESGEN filed the Registration Statement that includes a preliminary proxy statement/prospectus of ESGEN, and after the Registration Statement is declared effective, ESGEN will mail a definitive proxy statement/prospectus relating to the proposed business combination to ESGEN’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of ESGEN’s stockholders to be held to approve the proposed business combination (and related matters). This news release does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. ESGEN may also file other documents with the SEC regarding the proposed business combination. ESGEN stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about ESGEN, Sunergy and the proposed business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to ESGEN stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by ESGEN through the website maintained by the SEC at www.sec.gov, or by directing a request to: ESGEN Acquisition Corporation, 5956 Sherry Lane, Suite 1400, Dallas, TX 75225.

Participants in the Solicitation

ESGEN and Sunergy and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of ESGEN stockholders in connection with the proposed business combination. ESGEN stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ESGEN, and a description of their interests in ESGEN is contained in ESGEN’s final prospectus related to its initial public offering, dated October 21, 2021, the Annual Report and in ESGEN’s subsequent period reports and other filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ESGEN stockholders in connection with the proposed business combination and other matters to be voted upon at the ESGEN shareholder meeting is set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that ESGEN intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Sunergy Contacts

For Investors:

Cody Slach and Tom Colton

Gateway Group

sunergy@gatewayir.com

For Media:

Zach Kadletz and Anna Rutter

Gateway Group

sunergy@gatewayir.com

ESGEN Acquisition Corp. Contacts

For Media & Investors:

Nader Daylami

nader@esgen-spac.com

-Financial Tables to Follow-

Sunergy Renewables, LLC and Subsidiaries

Condensed Consolidated Statements of Operations

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue, net	37,894,166	38,873,310	86,705,020	66,069,256
Costs and expenses:	76%	73%	79%	78%
Cost of goods sold	28,950,493	28,373,645	68,204,199	51,684,765
Depreciation and amortization	524,461	450,099	1,446,626	1,262,207
General and administrative expenses	3,693,550	2,194,582	8,846,154	4,455,616
Sales and marketing	764,828	213,456	1,805,308	1,120,587

Total costs and expenses	33,933,332	31,231,782	80,302,287	58,523,175
Operating income	3,960,834	7,641,528	6,402,733	7,546,081
Other income:
Other income, net	9,151	1,243	6,982	2,428
PPP Loan forigveness	—	—	—	73,809
Interest expense	(295)	(15,467)	(39,838)	(37,960)

Income before income taxes	3,969,690	7,627,305	6,369,877	7,584,358
Income tax expense	—	—	—	—

Net income	3,969,690	7,627,305	6,369,877	7,584,358

Basic and diluted net loss per common unit	$3.97	$7.63	$6.37	$7.58
Weighted average units outstanding, basic and diluted	1,000,000	1,000,000	1,000,000	1,000,000

Sunergy Renewables, LLC and Subsidiaries

Condensed Consolidated Balance Sheets

(unaudited)

	September 30, 2023	December 31, 2022
Assets
Current assets
Cash	$4,346,020	2,268,306
Accounts receivable	6,783,668	564,279
Inventory	252,615	287,146
Due from related party	—
Prepaid and Other Current Assets	544,578	222,011

Total current assets	11,926,882	3,341,741
Property and equipment, net	2,201,978	1,699,720
Intangibles, net	1,028,036	2,069,358
Goodwill	27,010,745	27,010,745
Operating lease ROU assets	1,271,770	1,017,717
Other assets	628,215	62,140

Total assets	$44,067,626	35,201,421

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$3,421,541	198,057
Accrued Expenses and other current liabilities	1,254,309	369,082
PPP Loan	—	—
Loan from Offier	10,000	104,056
Current portion of long-term debt	406,566	229,842
Current operating lease liabilities	576,215	473,797
Contract liabilities	1,991,197	1,149,047

Total current liabilities	7,659,828	2,523,882
Non-current operating lease liabilities	742,335	580,980
Long-term debt	1,309,257	820,714

Total liabilities	9,711,420	3,925,575

Commitments and contingencies (Note XX)
Members’ (Deficit) Equity	34,356,206	31,275,846

Total liabilities and stockholders’ deficit	$44,067,626	35,201,421

Sunergy Renewables, LLC and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Cash Flows from Operating Activities
Net loss	6,369,877	7,584,358
Adjustment to reconcile net loss to cash used in operating activities
Depreciation and amortization	1,446,626	1,262,207
PPP Loan Forgiveness		(73,809)
Provision for credit losses	967,148	773,733
Interest expense	—	—
Lease cost	—	—
Changes in operating assets and liabilities:
Current Assets and liabilities	(2,617,770)	159,281
Noncurrent assets and liabilities	(556,355)	3,889

Net cash (used in) provided by operating activities	5,609,526	9,709,659

Cash flows from Investing Activities
Purchases of property and equipment	(907,562)	(1,060,495)
Purchase of intangible assets and trademarks	—	—

Net cash used in investing activities	(907,562)	(1,060,495)
Cash flows from Financing Activities
Proceeds from the issuance of debt	938,003	522,063
Repayments of debt	(272,736)	(85,154)
Advances to related parties	—	—
Distributions to members	(3,289,518)	(7,589,456)

Net cash provided by financing activities	(2,624,251)	(7,152,547)
Net (decrease) increase in cash and cash equivalents	2,077,713	1,496,617
Cash and cash equivalents, beginning of period	2,268,306	450,846

Cash and cash equivalents, end of the period	4,346,019	1,947,463